

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Patrick Decker
Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, DC 20003

> **Re: Xylem Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2023**
> **File No. 001-35229**

Dear Patrick Decker:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 3, 2023

Pay versus Performance, page 65

1. We note that you have included Revenue as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please include your Company-Selected Measure in the Tabular List provided pursuant to Regulation S-K Item 402(v)(6).

2. Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts are reflected in the rows titled "Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(C)(iv) of Regulation S-K.

Please contact Jane Park at 202-551-7439 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program